SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Letter dated February 11, 2015 regarding consolidated preliminary results

2.	Press release titled “Telecom Argentina S.A. announces consolidated preliminary results for the annual period (‘FY14’) and fourth quarter of fiscal year 2014 (‘4Q14’)*” dated February 10, 2015

*	Unaudited data

Item 1

FOR IMMEDIATE RELEASE Buenos Aires, February 11, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

Re.: Non-audited Preliminary Financial Information as of 12/31/14.-

I am writing to you as chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina”), to inform the following:

At meetings held yesterday, the Board of Directors of Telecom Argentina and its subsidiary, Telecom Personal S.A., took into consideration certain ‘Non-audited Preliminary Financial Information’ as of December 31st, 2014 provided by Management. Today, the information is being presented to the regulators and to the market, in compliance with Article 2, Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional del Mercado de Valores or CNV) Rules (NT 2013), through the attached Press Release.

Sincerely,

Enrique Garrido
Chairman of the Board of Directors

Item 2

FOR IMMEDIATE RELEASE

Market Cap P$48.6 billion

February 10th, 2015

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated preliminary results for the annual period

(‘FY14’) and fourth quarter of fiscal year 2014 (‘4Q14’)*

•	Consolidated Revenues amounted to P$33,341 million (+22.2% vs. FY13); Fixed Data +52.6% vs. FY13; Fixed Internet +29.1% vs. FY13; and Mobile business in Argentina +21.3% vs. FY13.

•	Mobile subscribers in Argentina: 19.6 million in FY14.

•	Mobile Value Added Services in Argentina (Internet and Data): +18.3% vs. FY13; 60.2% of Service Revenues.

•	Mobile ARPU in Argentina increased to P$74.2 per month in FY14 (+11.1% vs. FY13).

•	ADSL ARPU increased to P$153.0 per month in FY14 (+22.7% vs. FY13); monthly churn reached 1.3% in FY14.

•	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$27,945 million (+22.4% vs. FY13); Employee benefits expenses +34.7%, Costs of handsets sold +33.2%, Fees for services, maintenance and materials +26.2% vs. FY13.

•	Operating Income Before Depreciation and Amortization reached P$8,702 million (+15.0% vs. FY13), 26.1% of Consolidated Revenues.

•	Net Income amounted to P$3,729 million (+14.6% vs. FY13). Net Income attributable to Telecom Argentina amounted to P$3,673 million (+14.7% vs. FY13). Net Income included P$25 million in FY14 and P$187 million in FY13 charges related to disposal of PP&E. Excluding that effect, Net Income attributable to Telecom Argentina in FY14 would have increased +11.0% YoY.

•	Capex increased to P$8,957 million in FY14 (+84.6% vs. FY13) considering the acquisition of 3G/4G spectrum for P$3,530 million in 4Q14, 26.9% of Consolidated Revenues.

•	Net Cash Position: P$745 million, a decrease of P$4,609 million vs. FY13, after Telecom Argentina´s cash dividend distribution and the 3G/4G spectrum payment.

	As of December, 31
(in million P$, except where noted)	2014	2013	Δ$	Δ%
Consolidated Revenues	33,341	27,287	6,054	22.2%
Mobile Services	24,782	20,281	4,501	22.2%
Fixed Services	8,559	7,006	1,553	22.2%
Operating Income before D&A	8,702	7,564	1,138	15.0%
Operating Income	5,443	4,518	925	20.5%
Net Income attributable to Telecom Argentina	3,673	3,202	471	14.7%
Shareholders’ equity attributable to Telecom Argentina	14,418	11,783	2,635	22.4%
Net Financial Position—Cash	745	5,354	(4,609)	-86.1%
CAPEX	8,957	4,851	4,106	84.6%
Fixed lines in service (in thousand lines)	4,093	4,124	(31)	-0.8%
Mobile customers (in thousand)	22,066	22,508	(442)	-2.0%
Personal (Argentina)	19,585	20,088	(503)	-2.5%
Núcleo (Paraguay) -including Wimax customers-	2,481	2,420	61	2.5%
Broadband accesses (in thousand)	1,771	1,707	64	3.7%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	57.4	52.5	4.9	9.3%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	74.2	66.8	7.4	11.1%
Average Revenue per user (ARPU) ADSL (in P$)	153.0	124.7	28.3	22.7%

*Unaudited data	1	www.telecom.com.ar

Buenos Aires, February 10, 2015—Telecom Argentina (‘Telecom’)—(NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today, that, according to its preliminary results, Net Income amounted to P$3,729 million for the annual period ended December 31, 2014, or +14.6% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$3,673 million (+14.7% vs. FY13).

	FY14	FY13	Δ$	Δ%
Consolidated Revenues (MMP$)	33,341	27,287	6,054	22.2%
Net Income attributable to Telecom (MMP$)	3,673	3,202	471	14.7%
Earnings attributable to Telecom per Share (P$)	3.8	3.3	0.5
Earnings attributable to Telecom per ADR (P$)	18.9	16.3	2.6
Operating Income before D&A *	26.1%	27.7%
Operating Income *	16.3%	16.6%
Net Income*	11.2%	11.9%

*	As a percentage of Consolidated Revenues
Note: As of FY14, the average of ordinary shares outstanding amounted to 969,159,605 and 978,939,079 as of FY13.

During FY14, according to its preliminary results, Consolidated Revenues increased by 22.2% to P$33,341 million (+P$6,054 million vs. FY13), mainly fueled by the Fixed Data, Broadband businesses and Mobile Services. Moreover, Operating Income reached P$5,443 million (+P$925 million or +20.5% vs. FY13).

Consolidated Operating Revenues

Mobile Services

During FY14 clients amounted to 22.1 million as of the end of December, 2014 vs. 22.5 million as of FY13.

Third parties Revenues amounted to P$24,782 million (+22.2% vs. FY13) thanks to innovative commercial offers that stimulates value added services (‘VAS’) consumption and suitable to the needs of clients.

Telecom Personal in Argentina

As of December 31, 2014, Personal reached 19.6 million subscribers in Argentina vs. 20.1 million in FY13, where postpaid clients represented 32% of the subscriber base.

In FY14, third parties Revenues reached P$23,204 million (+P$4,075 million or +21.3% vs. FY13) while Service Revenues (excluding equipment sales) amounted to P$18,284 million (+14.3% vs. FY13), with 60.2% corresponding to VAS revenues (vs. 58.1% in FY13). VAS revenues amounted to P$11,001 million (+18.3% vs. FY13). Moreover, equipment sales increased by +57.4% vs. FY13, reaching P$4,920 million, equivalent to 21.2% of total revenues.

During FY14 the Average Monthly Revenue per User (‘ARPU’) reached P$74.2 (+11.1% vs. FY13) due to higher VAS consumption. Moreover, SMS traffic decreased due to clients’ preference for plans and packs with VAS content offered by Personal.

*Unaudited data	2	www.telecom.com.ar

Initiatives

The most significant event of 4Q14 related to the commercial offer was the launch of 4G service. The strategy implemented by the Group in anticipation of the launch allowed more than 200.000 clients, to start experiencing 4G/LTE technology without needing to change their chip, improving the customer experience in the usage of content and gaming services through the Personal Play’s platform.

Moreover, during 4Q14, Personal continued promoting its commercial strategy by an aggressive offer in smartphones and financing, such as those implemented during Mother’s Day campaign and Christmas Season that contributed to promote handset upgrades thus enabling clients to increase VAS usage.

In addition, Personal launched a new concept for the postpaid hybrid segment: the FULL DAY offer, an innovative plan that simplifies and clarifies the mobile offer allowing the customer to monitor its expenditure. Clients are able to call and send SMS at a daily fixed amount, and the plan included mobile Internet for the entire ongoing month.

Additionally, Personal reached a strategic alliance with an important technology company that provides an M2M (Machine-to-Machine) platform with cloud connectivity. Through this alliance, Personal continues to enhance the development of technological solutions and connectivity offers in M2M environment, enabling growth opportunities in the country and the region for this new line of business.

Finally, consolidating its brand position associated to music, Personal organized the 10th edition of the ‘Personal Fest’, the most important international music festival in Argentina with more than 50,000 fans in two days and more than 500,000 visits over Personals’ website.

Telecom Personal in Paraguay (‘Núcleo’)

As of December 31, 2014, Nucleo’s subscriber base reached 2.5 million clients (+2.5% vs. FY13). Prepaid and postpaid customers represented 81% and 19%, respectively.

Nucleo generated revenues from third parties equivalent to P$1,578 million during FY14 (+37.0% vs. FY13) influenced by the evolution of the peso against the Guarani. VAS revenues amounted to P$787 million (+35.0% vs. FY13) representing 52.9% of FY14 service revenues (vs. 53.8% in FY13).

Fixed Services (Voice, Data & Internet)

During FY14, revenues generated by fixed services amounted to P$8,559 million, +22.2% vs. FY13; with Data revenues (+52.6% vs. FY13) and Internet (+29.1% vs. FY13) growing the most in the segment.

*Unaudited data	3	www.telecom.com.ar

Voice

Total service revenues reached P$3,782 million in FY14 (+9.9% vs. FY13). A portion of this line of business (mainly monthly charge and measured services), continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$1,541 million, an increase of P$146 million or +10.5% vs. FY13 mainly due to a higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$1,203 million, an increase of P$82 million or +7.3% vs. FY13 due to higher revenues in non-regulated supplementary services. The customer base remained stable at 4.1 million lines in service.

As a result of these increases, the average monthly revenue billed to user (ARBU) reached P$57.4 in FY14, +9.3% vs. FY13.

Fixed and mobile interconnection revenues amounted to P$621 million (+13.5% vs. FY13). Meanwhile, other revenues totaled P$417 million (+10.0% vs. FY13).

Data and Internet

Data revenues (services mainly offered to Corporate segment and Government) amounted to P$1,470 million (+P$507 million or +52.6% vs. FY13), strengthening the position of Telecom as an integrated ICT provider.

During 4Q14, Telecom incorporated to its portfolio of ‘La Nube Argentina’, a service called Central Virtual Cloud (virtual cloud switch), a fixed service developed under the OTT (‘Over-the-Top’) modality that integrates all the services of a corporate central switch voice over IP and can be accessed through mobile devices.

Revenues related to Internet totaled P$3,254 million (+P$733 million or +29.1% vs. FY13), mainly due to a commercial offer with higher speeds, where 10Mb was the most demanded service and to the increase of the customer base, with 21 thousand net adds in 4Q14. This was possible thanks to significant investments executed recently in the access network using FTTx technology that allows to take fiber optic to the closest connections point with the customer.

As of December 31, 2014, Telecom reached 1.8 million ADSL accesses (+3.7% vs. FY13). These connections represented 43.3% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$153.0 in FY14, +22.7% when compared to FY13 and the monthly churn rate reduced to 1.3% in FY14 vs. 1.4% in FY13.

During 4Q14, Arnet launched new packs of services, with discounts of up to 50% and special benefits; such as: Pack Arnet Total, Pack Arnet Familia, Pack Arnet Hablemos. Moreover, Arnet strengthened the ultra broadband offer, providing up to 30Mb speed for those clients located in areas with technical availability. Finally, with the aim of improving the client’s digital experience, Arnet implemented a new navigation interface in the Arnet’s website to bring a simpler, intuitive and modern navigation experience.

*Unaudited data	4	www.telecom.com.ar

Consolidated Operating Costs

Consolidated Operating Costs totaled P$27,945 million in FY14, an increase of P$5,113 million, or +22.4% vs. FY13 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a loss of P$16 million in FY14 and a loss of P$173 million in FY13). This increase is a consequence of higher labor costs, higher fees for services, maintenance and materials and supplies and higher costs of more sophisticated handsets.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$5,591 million (+34.7% vs. FY13), mainly affected by increases in salaries to unionized employees due to the new collective bargaining agreement set at the beginning of 3Q14 as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts. Moreover, increases in severance payments and an extraordinary bonus payment to employees were registered. Total employees at the end of the period totaled 16,416.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$2,074 million, +13.4% vs. FY13. This increase resulted from higher costs related to the lease of circuits and international outbound calls associated to FX fluctuation, partially compensated by lower charges for roaming.

- Fees for services, maintenance and materials and supplies amounted to P$3,333 million (+26.2% vs. FY13), mainly due to costs’ increases in technical maintenance and systems’ licenses partially associated to the effect of a higher FX rate as well as higher fees for services, mainly due to higher costs recognized to suppliers in both the fixed and mobile businesses.

- Taxes and fees with regulatory authorities reached P$3,297 million (+22.6% vs. FY13), impacted mainly by higher revenues, a higher incidence due to an increase on the average rate of the turnover taxes, higher bank debit and credit taxes related to the dividend payments, to the disbursement related to the acquisition of spectrum, as well as higher municipal taxes.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$2,494 million (+13.2% vs. FY13), mainly due to the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in more sophisticated equipment sales. Agent commissions capitalized as SAC amounted to P$913 million (+65.7% vs. FY13).

- Cost of handsets sold totaled P$4,143million (+33.2% vs. FY13), due to handsets sales with higher costs unit prices, impacted by a higher FX rate. This was partially compensated by a lower number of handsets sold. Deferred costs from SAC amounted to P$103 million (-59.6% vs. FY13). The lower deferred costs were derived from the reduction in handset subsidies given to clients.

*Unaudited data	5	www.telecom.com.ar

- Advertising amounted to P$792 million (+20.7% vs. FY13), mainly due to slightly higher commercial expenses when compare to FY13, related to marketing campaigns.

- Depreciation and Amortization reached P$3,243 million (+12.9% vs. FY13). PP&E depreciation amounted to P$2,389 million (+20.5% vs. FY13); Amortization of SAC and service connection costs totaled P$811 million (-6.5% vs. FY13); and other intangible assets reached P$43 million (+87.0% vs. FY13) due to the capitalization of a part of the acquired spectrum.

- Other Costs totaled P$2,962 million (+18.2% vs. FY13). This increase was mainly due to VAS costs that totaled P$936 million (+32.2% vs. FY13), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$424 million (+49.8% vs. FY13) representing 1.5% of consolidated costs and 1.3% of consolidated revenues.

Consolidated Financial Results

Net Financial results amounted to P$253 million, a decrease of P$275 million or -52.1% vs. FY13. This was mainly due to gains in net financial interest of P$265 million in FY14 (-P$367 million vs. FY13) and losses for FX results of P$178 million in FY14 (vs. a loss of P$279 million in FY13). Meanwhile, gains on mutual funds and other investments amounted to P$289 million (+P$165 million vs. FY13) and results on NDF generated a loss of P$97 million in FY14 (vs. a gain of P$55 million in FY13).

Consolidated Net Financial Position

As of December 31, 2014, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$745 million in cash, a decrease of P$4,609 million when compared to the Net Financial Position as of December 31, 2013, after the cash dividend payment of Telecom Argentina of P$1,202 million paid in two equal installments in June and in September 2014, the 3G/4G frequencies payment in 4Q14 for an amount of P$3,530 million and also because of higher payments to suppliers and taxes.

Capital Expenditures

During FY14, the Company invested P$8,957 million (+84.6% vs. FY13). Of this amount, P$2,277 million were allocated to Fixed Services and P$6,680 million to Mobile services, where P$3,530 million corresponded to the acquisition of the 3G/4G frequencies. In relative terms, Capex reached 26.9% of consolidated revenues vs. 17.8% in FY13.

The main capital expenditures in the fixed business were associated to the transport upgrade both in the backbone and in the deployment of fiber optic and the backhauling. These actions were taken in order to offer higher download speeds, and thus to improve the navigation experience in Internet.

In the mobile business, the deployment of the 3G coverage continued to face the incremental demand of data traffic. Additionally, the 3G and AWS frequencies acquired will allow better connections and the access to data download at higher speeds thus offering a better customer experience.

in million of AR$	FY13	FY14
Net Interest	$632	$265
Gains on Mutual Funds & other inv.	$124	$289
FX results	$-279	$-178
Results on NDF	$55	$-97
Others	$-4	$-26

Total	$528	$253

*Unaudited data	6	www.telecom.com.ar

The 4G technology represents an evolution that will strongly modify the mobile network performance in terms of quality, speed, availability and exponentially improve the customer experience in Argentina. The first rollout of 4G is already available in the 8 main cities of the country, with more than 200.000 customers using the service with LTE devices.

Relevant Matters

Spectrum Auction

During 2014, the Argentine Secretary of Communications (‘SC’) issued Resolution No 38/2014 to call for the spectrum auction of the bands of the Personal Communications Services (“PCS”), the Mobile Cellular Radiocommunication Services (“SRMC”), as well as the spectrum for the Advanced Mobile Communications Services (“SCMA”).

On October 7th, 2014, the SC issued Resolution No 65/14 which established that companies: TELEFÓNICA MÓVILES ARGENTINA S.A., TELECOM PERSONAL S.A., ARLINK S.A. y AMX ARGENTINA S.A. prequalified for the Auction for bands of the Personal Communications Services (PCS), the Mobile Cellular Radiocommunication Services (SRMC), as well as the spectrum for the Advanced Mobile Communications Services (SCMA).

On October 31st, 2014 the Tender Offer related to the Spectrum Auction took place with the participation of Telecom Personal. Telecom Personal resulted in the winner, offering the highest price for Lots number 2, 5, 6 and 8.

Personal has committed in the auction the total consideration of the equivalent of U$S 658 million (currency of offer).

Through Resolutions of the SC No 80/2014; 81/2014; 82/2014 and 83/2014, that were published in the Official Bulletin of Argentine Republic on November 27th, 2014, the allocated frequencies bands are as follows: i) For the PCS service, in Lot No 5 (Band: 1890-1892.5 / 1970-1972.5); ii) For the SRMC service, in Lot No 2 (Band: 830.25-834 / 875.25-879); iii) For the PCS service, in Lot No 6 (Band: 1862.5-1867.5 / 1942.5-1947.5); iv) For the SCMA service, in Lot No 8 (Band: 1730-1745 / 2130-2145 and Band: 713-723 / 768-778) (Partial allocation).

Telecom Personal performed the payment of the allocated frequencies for an amount of U$S 410,736,579 according to the Terms and Conditions of the Auction and the Explanatory Note No 1. In relation to Lot 8, the executed payment was an advanced payment for the total offered price of the referred Lot.

Personal requested the allocation of the remaining frequencies to be completed for the SCMA services (Lot 8), partially allocated to the Company by SC Resolution No 83/2014, and also noted its reserve for future claims. The completed allocation of the Lot referred is indispensable to accomplish the obligations contained in the Terms and Conditions of the Auction.

*Unaudited data	7	www.telecom.com.ar

Argentina Digital Law

On December 19th 2014, Law No 27.078, “Ley Argentina Digital” was published and entered into force. This new law declares as public interest the development of the Information and Communications Technologies (“ICT”) and its associated resources, establishing and ensuring the complete neutrality of the network.

Among the most relevant aspects that are included in the “Ley Argentina Digital” that modifies the current regulatory framework in telecommunications, the following can be mentioned: the recognition of ‘ICT’ as an essential, public and strategic service in relation to the usage and access of telecommunication networks for and between the ICT providers; the rules on prices and tariffs of the ICT providers and the exemption of levies; the modifications regarding universal services and the implementation of asymmetric regulation as instruments for the development of an effective competition. In addition, the new law includes the fact that ICT services will need to be provided in a national scale and also considers the entire country as a unique area of operation and deployment, together with the modification of the interconnection regime. The law includes more obligations to providers and more faculties to the Argentine State to regulate the wholesale market.

In addition, definitions in the implementation of the law and complementary regulation are still pending.

*********

Note: Further breakdown of this information would be available at Telecom Argentina’s website since February 12th, 2015.

*Unaudited data	8	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2014, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Gustavo Tewel	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

*Unaudited data	9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2014

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	12/31/14	12/31/13	Δ $	Δ %
Cash and cash equivalents	825	5,224	(4,399)	-84.2%
Investments	53	123	(70)	-56.9%
Trade receivables	4,124	2,986	1,138	38.1%
Other Receivables	1,391	1,418	(27)	-1.9%
Total current assets	6,393	9,751	(3,358)	-34.4%
Financial Investments	300	242	58	24.0%
Trade receivables	143	21	122	—
Property, plant and equipment	13,809	11,226	2,583	23.0%
Intangible assets	5,331	1,519	3,812	—
Other Receivables	341	371	(30)	-8.1%
Total non-current assets	19,924	13,379	6,545	48.9%
Total Assets	26,317	23,130	3,187	13.8%
Trade payables	6,072	6,130	(58)	-0.9%
Deferred revenues	507	423	84	19.9%
Financial debt	179	15	164	—
Salaries and social security payables	1,022	741	281	37.9%
Income tax payables	247	801	(554)	-69.2%
Other taxes payables	824	667	157	23.5%
Other liabilities	47	49	(2)	-4.1%
Provisions	199	224	(25)	-11.2%
Total current liabilities	9,097	9,050	47	0.5%
Trade payables	—	1	(1)	-100.0%
Deferred revenues	465	453	12	2.6%
Financial debt	254	220	34	15.5%
Salaries and social security payables	150	118	32	27.1%
Deferred income tax liabilities	417	126	291	—
Income tax payables	9	10	(1)	-10.0%
Other liabilities	76	68	8	11.8%
Provisions	1,080	1,033	47	4.5%
Total non-current liabilities	2,451	2,029	422	20.8%
TOTAL LIABILITIES	11,548	11,079	469	4.2%

Equity attributable to Telecom Argentina (Controlling Company)	14,418	11,783	2,635	22.4%
Non-controlling interest	351	268	83	31.0%
TOTAL EQUITY	14,769	12,051	2,718	22.6%
TOTAL LIABILITIES AND EQUITY	26,317	23,130	3,187	13.8%

2-	Consolidated Loans

	12/31/14	12/31/13	Δ $	Δ %
Banks loans	32	10	22	—
Bank overdraft	141	—	141	—
Accrued interest	6	5	1	20.0%
Total Current Loans	179	15	164	—
Banks loans	254	220	34	15.5%
Total Non Current Loans	254	220	34	15.5%
Total Loans	433	235	198	84.3%

Cash and cash equivalents, and Financial Investments	1,178	5,589	(4,411)	-78.9%
Net Financial Position-Cash	745	5,354	(4,609)	-86.1%

*Unaudited data	10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2014

(In million of Argentine pesos)

3-	Consolidated Income Statements

	12/31/14	12/31/13	Δ $	Δ %
Revenues	33,341	27,287	6,054	22.2%
Other income	47	63	(16)	-25.4%
Total Revenues & Other Income	33,388	27,350	6,038	22.1%
Consolidated Operating Costs	(27,945)	(22,832)	(5,113)	22.4%
Operating income	5,443	4,518	925	20.5%
Finance results, net	253	528	(275)	-52.1%
Net income before income tax expense	5,696	5,046	650	12.9%
Income tax expense	(1,967)	(1,792)	(175)	9.8%
Net income	3,729	3,254	475	14.6%

Attributable to:
Telecom Argentina (Controlling Company)	3,673	3,202	471	14.7%
Non-controlling interest	56	52	4	7.7%

Operating income before D&A	8,702	7,564	1,138	15.0%
As % of Revenues	26.1%	27.7%

Finance Income and Expenses	12/31/14	12/31/13	Δ $	Δ %
Finance Income
Interest on time deposits	279	614	(335)	-54.6%
Gains on other investments (notes and bonds)	165	39	126	—
Gains on Mutual Funds	124	85	39	45.9%
Interest on receivables	161	124	37	29.8%
Interest with third parties	—	5	(5)	-100.0%
Foreign currency exchange gains	728	489	239	48.9%
Gain on NDF	42	55	(13)	-23.6%
Others	2	5	(3)	-60.0%
Total finance income	1,501	1,416	85	6.0%
Finance expenses
Interest on financial debt	(30)	(17)	(13)	76.5%
Interest on salaries and social security, other taxes ana accounts payable	(27)	(19)	(8)	42.1%
Interest on provisions	(118)	(75)	(43)	57.3%
Present value effect of salaries and social security and other taxes payables and other liabilities	(5)	(8)	3	-37.5%
Foreign currency exchange losses	(906)	(768)	(138)	18.0%
Losses on NDF	(139)	—	(139)	—
Others	(23)	(1)	(22)	—
Total finance expenses	(1,248)	(888)	(360)	40.5%

	253	528	(275)	-52.1%

4-	Consolidated Income Statements

Three Months Comparison

	12/31/14	12/31/13	Δ $	Δ %
Revenues	9,158	7,460	1,698	22.8%
Other income	7	37	(30)	-81.1%
Total Revenues & Other Income	9,165	7,497	1,668	22.2%
Consolidated Operating Costs	(7,565)	(6,242)	(1,323)	21.2%
Operating income	1,600	1,255	345	27.5%
Finance results, net	23	151	(128)	-84.8%
Net income before income tax expense	1,623	1,406	217	15.4%
Income tax expense	(578)	(513)	(65)	12.7%
Net income	1,045	893	152	17.0%

Attributable to:
Telecom Argentina (Controlling Company)	1,029	878	151	17.2%
Non-controlling interest	16	15	1	6.7%

Operating income before D&A	2,516	2,010	506	25.2%
As % of Revenues	27.5%	26.9%

*Unaudited data	11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2014

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

	12/31/14	12/31/13	Δ $	Δ %
REVENUES FROM SERVICES	28,278	24,012	4,266	17.8%
Fixed Services	8,506	6,926	1,580	22.8%
Voice	3,782	3,442	340	9.9%
Retail Voice	2,853	2,656	197	7.4%
Monthly Charges	1,203	1,121	82	7.3%
Measured Services	1,541	1,395	146	10.5%
Others	109	140	(31)	-22.1%
Wholesale	929	786	143	18.2%
Interconnection	621	547	74	13.5%
Others	308	239	69	28.9%
Data	1,470	963	507	52.6%
Internet	3,254	2,521	733	29.1%

Mobiles Sevices	19,772	17,086	2,686	15.7%
Telecom Personal	18,284	16,003	2,281	14.3%
Voice	7,283	6,703	580	8.7%
Retail Voice	5,330	4,773	557	11.7%
Monthly Charges	3,074	2,369	705	29.8%
Measured Services	1,654	2,005	(351)	-17.5%
Roaming	271	217	54	24.9%
Others	331	182	149	81.9%
Wholesale	1,953	1,930	23	1.2%
Interconnection (CPP and TLRD)	1,611	1,634	(23)	-1.4%
Roaming	301	266	35	13.2%
Others	41	30	11	36.7%
Data	7,666	7,212	454	6.3%
Internet	3,335	2,088	1,247	59.7%

Núcleo	1,488	1,083	405	37.4%
Voice	701	500	201	40.2%
Retail Voice	575	385	190	49.4%
Monthly Charges	211	111	100	90.1%
Measured Services	312	250	62	24.8%
Roaming	10	7	3	42.9%
Others	42	17	25	147.1%
Wholesale	126	115	11	9.6%
Interconnection (CPP and TLRD)	118	79	39	49.4%
Roaming	3	33	(30)	-90.9%
Others	5	3	2	66.7%
Data	331	313	18	5.8%
Internet	456	270	186	68.9%

REVENUES FROM EQUIPMENT SALES	5,063	3,275	1,788	54.6%
Fixed Services	53	80	(27)	-33.8%
Mobiles Sevices	5,010	3,195	1,815	56.8%
Equipments (Personal)	4,920	3,126	1,794	57.4%
Equipments (Núcleo)	90	69	21	30.4%
REVENUES	33,341	27,287	6,054	22.2%

OTHER INCOME	47	63	(16)	-25.4%
Fixed	26	33	(7)	-21.2%
Mobile	21	30	(9)	-30.0%
TOTAL REVENUES & OTHER INCOME	33,388	27,350	6,038	22.1%

*Unaudited data	12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2014

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison

	12/31/14	12/31/13	Δ $	Δ %
REVENUES FROM SERVICES	7,710	6,398	1,312	20.5%
Fixed Services	2,308	1,861	447	24.0%
Voice	992	893	99	11.1%
Retail Voice	744	687	57	8.3%
Monthly Charges	308	288	20	6.9%
Measured Services	410	366	44	12.0%
Others	26	33	(7)	-21.2%
Wholesale	248	206	42	20.4%
Interconnection	168	143	25	17.5%
Others	80	63	17	27.0%
Data	407	274	133	48.5%
Internet	909	694	215	31.0%

Mobiles Sevices	5,402	4,537	865	19.1%
Telecom Personal	5,012	4,241	771	18.2%
Voice	1,997	1,746	251	14.4%
Retail Voice	1,500	1,235	265	21.5%
Monthly Charges	902	628	274	43.6%
Measured Services	434	506	(72)	-14.2%
Roaming	56	52	4	7.7%
Others	108	49	59	120.4%
Wholesale	497	511	(14)	-2.7%
Interconnection (CPP and TLRD)	415	440	(25)	-5.7%
Roaming	72	62	10	16.1%
Others	10	9	1	11.1%
Data	1,974	1,879	95	5.1%
Internet	1,041	616	425	69.0%

Núcleo	390	296	94	31.8%
Voice	172	140	32	22.9%
Retail Voice	140	112	28	25.0%
Monthly Charges	20	17	3	17.6%
Measured Services	83	78	5	6.4%
Roaming	3	2	1	50.0%
Others	34	15	19	126.7%
Wholesale	32	28	4	14.3%
Interconnection (CPP and TLRD)	27	22	5	22.7%
Roaming	—	3	(3)	-100.0%
Others	5	3	2	66.7%
Data	83	79	4	5.1%
Internet	135	77	58	75.3%

REVENUES FROM EQUIPMENT SALES	1,448	1,062	386	36.3%
Fixed Services	9	31	(22)	-71.0%
Mobiles Sevices	1,439	1,031	408	39.6%
Equipments (Personal)	1,405	1,017	388	38.2%
Equipments (Núcleo)	34	14	20	142.9%
REVENUES	9,158	7,460	1,698	22.8%

OTHER INCOME	7	37	(30)	-81.1%
Fixed	2	15	(13)	-86.7%
Mobile	5	22	(17)	-77.3%
TOTAL REVENUES & OTHER INCOME	9,165	7,497	1,668	22.2%

Note: Reclassifications have been made in the breakdown of 4Q13 mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

*Unaudited data	13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2014

(In million of Argentine pesos)

7-	Consolidated Income Statements

	12/31/14	12/31/13	Δ $	Δ %
Revenues	33,341	27,287	6,054	22.2%
Other income	47	63	(16)	-25.4%
Total Revenues & Other Income	33,388	27,350	6,038	22.1%
Employee benefit expenses and severance payments	(5,591)	(4,152)	(1,439)	34.7%
Interconnection costs and other telecommunication charges	(2,074)	(1,829)	(245)	13.4%
Fees for services, maintenance, materials and supplies	(3,333)	(2,641)	(692)	26.2%
Taxes and fees with the Regulatory Authority	(3,297)	(2,689)	(608)	22.6%
Commissions	(2,494)	(2,203)	(291)	13.2%
Cost of equipments and handsets	(4,143)	(3,111)	(1,032)	33.2%
Advertising	(792)	(656)	(136)	20.7%
Cost of Value Added Services	(936)	(708)	(228)	32.2%
Provisions	(84)	(270)	186	-68.9%
Bad debt expenses	(424)	(283)	(141)	49.8%
Recovery of restructuring costs	—	8	(8)	-100.0%
Other operating expenses	(1,518)	(1,252)	(266)	21.2%
Subtotal Operating costs	(24,686)	(19,786)	(4,900)	24.8%
Operating income before D&A	8,702	7,564	1,138	15.0%
D&A	(3,243)	(2,873)	(370)	12.9%
Results on disposal of PP&E and write-down of PP&E	(16)	(173)	157	-90.8%
Operating income	5,443	4,518	925	20.5%
Finance Income	1,501	1,416	85	6.0%
Finance Expenses	(1,248)	(888)	(360)	40.5%
Net income before income tax expense	5,696	5,046	650	12.9%
Income tax expense	(1,967)	(1,792)	(175)	9.8%
Net Income	3,729	3,254	475	14.6%

Attributable to:
Telecom Argentina (Controlling Company)	3,673	3,202	471	14.7%
Non-controlling interest	56	52	4	7.7%

*Unaudited data	14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2014

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison

	12/31/14	12/31/13	Δ $	Δ %
Revenues	9,158	7,460	1,698	22.8%
Other income	7	37	(30)	-81.1%
Total Revenues & Other Income	9,165	7,497	1,668	22.2%
Employee benefit expenses and severance payments	(1,589)	(1,156)	(433)	37.5%
Interconnection costs and other telecommunication charges	(538)	(443)	(95)	21.4%
Fees for services, maintenance, materials and supplies	(851)	(764)	(87)	11.4%
Taxes and fees with the Regulatory Authority	(898)	(735)	(163)	22.2%
Commissions	(707)	(596)	(111)	18.6%
Cost of equipments and handsets	(1,024)	(942)	(82)	8.7%
Advertising	(280)	(204)	(76)	37.3%
Cost of Value Added Services	(257)	(205)	(52)	25.4%
Provisions	18	(45)	63	-140.0%
Bad debt expenses	(97)	(62)	(35)	56.5%
Other operating expenses	(426)	(335)	(91)	27.2%
Subtotal Operating costs	(6,649)	(5,487)	(1,162)	21.2%
Operating income before D&A	2,516	2,010	506	25.2%
D&A	(889)	(743)	(146)	19.7%
Results on disposal of PP&E and write-down of PP&E	(27)	(12)	(15)	125.0%
Operating income	1,600	1,255	345	27.5%
Finance Income	192	557	(365)	-65.5%
Finance Expenses	(169)	(406)	237	-58.4%
Net income before income tax expense	1,623	1,406	217	15.4%
Income tax expense	(578)	(513)	(65)	12.7%
Net Income	1,045	893	152	17.0%

Attributable to:
Telecom Argentina (Controlling Company)	1,029	878	151	17.2%
Non-controlling interest	16	15	1	6.7%

*Unaudited data	15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 12, 2015	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman